Exhibit 12.2

WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends
Twelve Months Ended June 30, 2003
(Dollars in Thousands)
(Unaudited)

PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Dividends	$1,320
Effective Income Tax Rate	0.3638
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6362
Pre-Tax Preferred Dividends	$2,075

FIXED CHARGES:
Interest Expense	$44,900
Amortization of Debt Premium, Discount and Expense	847
Interest Component of Rentals	12

Total Fixed Charges	45,759
Pre-tax Preferred Dividends	2,075

Total Fixed Charges and Preferred Stock Dividends	$47,834

EARNINGS:
Net Income	$108,574
Add:
Income Taxes Applicable to Utility Operating Income	62,518
Income Taxes Applicable to Non-Utility Operating Income	(1,201)
Income Taxes Applicable to Other Income (Expenses)-Net	774
Total Fixed Charges	45,759

Total Earnings	$216,424

Ratio of Earnings to Fixed Charges	4.5